Concordia International Announces Third Quarter 2016 Results

OAKVILLE, ON – November 7, 2016 – Concordia International Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR), an international specialty pharmaceutical company focused on generic and legacy pharmaceutical products and orphan drugs, today announced its financial and operational results for the three and nine months ended September 30, 2016. All financial references are in U.S. dollars unless otherwise noted.
Financial Results for the Third Quarter 2016

•
Revenue of $185.5 million, a decrease of 19.9% compared with the second quarter of 2016 or a 14.4% decrease on a constant currency basis[2]. Revenue for the quarter represented an increase of 99.5% over the third quarter of 2015

•	GAAP net loss from continuing operations of $75.1 million and GAAP loss per share of $1.47

•	Net operating cash flows from continuing operations of $309.8 million for the nine month period, compared to $67.9 million in the comparative period in 2015

•	Adjusted EBITDA[1] of $104.4 million and adjusted earnings per share[1] of $0.69

•	Concordia’s International segment launched 24 new products since October 21, 2015; the Company remains on track to meet or exceed its target of 60 launches by the end of 2018

•	Concordia is suspending guidance as the Company assesses the business under new leadership
The Company commented, “Concordia’s International segment, on a constant currency basis2, delivered consistent results in the third quarter compared to the second quarter of 2016. In addition, the International segment remains on track to meet or exceed our target of 60 new product launches by the fourth quarter of 2018. The Company continues to assess the competitive environment affecting the North America and International segments, and is implementing actions to manage these challenges. Due to recent pressures from generic competition on Plaquenil® and Nilandron®, as well as increased pressure on Donnatal® from competition in the category and what we consider to be an illegal commercial product, we have experienced variability in forecasting the North American business. Additionally, with the recent leadership changes, the Company has determined it will suspend its financial guidance. Concordia's management team is committed to expeditiously evaluating all aspects of its business to ensure appropriate actions are taken to rebuild value for all stakeholders.”

Third Quarter 2016 Segmental Results

•
On a constant currency basis[2] the Concordia International segment delivered results in the third quarter consistent with the second quarter of 2016. Concordia International segment revenue for the third quarter was $137.4 million, compared with $151.5 million in the second quarter of 2016, representing a $14.1 million or 9.3% decrease. This represented a 0.2% decrease on a constant currency basis[2].

•
Since October 21, 2015, the Company’s International segment has launched 24 products. These products include branded and generic therapies for the treatment of prostate cancer, pain, depression, and obesity.

•	Concordia North America segment revenue of $45.5 million compared to $90.6 million in the third quarter of 2015. The decrease was due to competitive market pressures as further described below.

•	Orphan Drug segment revenue of $2.6 million, compared with $2.4 million in the third quarter of 2015.

Management and Board of Directors Changes
On November 2, 2016 the Company announced that its Board of Directors appointed Allan Oberman as the Company's new Chief Executive Officer and Jordan Kupinsky as Chairman of the Board of Directors. The new appointments will now be effective November 8, 2016 as Mr. Thompson's departure will be effective on November 8, 2016.

Financial Results

(in $000s, from continuing operations)	Three Months Ended September 30, 2016	Three Months Ended September 30, 2015	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2015
Revenue	$185,504	$93,005	$645,751	$202,316
Gross profit	$137,034	$84,953	$474,493	$184,203
Adjusted gross profit[1]	$138,540	$84,953	$495,511	$184,203
Operating income (loss)	$42,636	$44,559	($403,882)	$78,638
Net income (loss), continuing operations	($75,147)	$1,535	($650,332)	$2,069
Earnings (loss) per share, continuing operations – basic	($1.47)	$0.04	($12.75)	$0.06
Earnings (loss) per share, continuing operations – diluted	($1.47)	$0.04	($12.75)	$0.06
Adjusted earnings per share[1], continuing operations – diluted	$0.69	$1.37	$3.42	$3.12
Adjusted EBITDA[1]	$104,444	$71,376	$387,636	$145,566
Cash and cash equivalents	$162,616	$670,548	$162,616	$670,548
Cash and cash equivalents(including October 2016 senior secured note offering)	$492,616	$670,548	$492,616	$670,548

Consolidated Operating Results

The Company’s consolidated operating results are generated by three operating segments: Concordia’s North America segment, International segment and Orphan Drugs segment and a Corporate cost centre.

Revenue for the three and nine months ended September 30, 2016 increased by $92.5 million, or 99%, and increased by $443.4 million, or 219%, respectively, compared with the corresponding periods in 2015. The increases were primarily due to $137.4 million and $428.8 million of revenue for the three and nine month periods, respectively, from the Concordia International segment acquired on October 21, 2015 which was not included in the comparative period. This revenue increase attributable to the Concordia International segment was partially offset in the three month period ended September 30, 2016 by decreased revenue of $45.2 million from the Concordia North America segment. The decrease in the Concordia North America segment revenue was primarily due to lower revenue from Donnatal® of $11.3 million, which was driven by lower product demand as a result of competitive pressures, as well as decreased revenue from Dibenzyline® of $9.2 million, Nilandron® of $5.5 million and Plaquenil® authorized generic of $13.3 million. Revenue from these three products, compared with the corresponding period in 2015, was significantly lower due to the impact of new generic products entering the market since September 30, 2015.

Gross profit for the three and nine months ended September 30, 2016 increased by $52.1 million, or 61%, and $290.3 million or 158%, respectively, compared with the corresponding periods in 2015. The increase for the three months ended September 30, 2016 was primarily as a result of increased gross profit of $96.3 from the Concordia International segment, which was acquired during the fourth quarter of 2015 and therefore not included in the comparative period in 2015. This gross profit increase from the Concordia International segment was offset by a $44.1 million decrease in the gross profit from the Concordia North America segment primarily due to the business impacts described above. The increase for the nine months ended September 30, 2016 was primarily due to the timing of the Concordia International segment acquisition described above and the acquisition of the portfolio of products (the "Covis Portfolio") acquired from Covis Pharma, S.a.r.l. and Covis Injectables, S.a.r.l. on April 21, 2015 as described above, and is therefore not representative in the comparative 2015 period. Gross profit in 2016 was also impacted by non-cash inventory fair value adjustments of $1.5 million and $21.0 million for the three and nine month periods, respectively. This results in an increase to cost of sales due to the fair value adjustment to inventory which were associated with the acquisition of certain products on June 1, 2016 and the Concordia International segment acquisition.

Adjusted gross profit for the three and nine months ended September 30, 2016, which represents gross profit removing the impact of the non-cash fair value adjustments described above, increased by $53.6 million, or 63%, and $311.3 million, or 169%, respectively, compared with the corresponding periods in 2015. The change in gross profit and adjusted gross profit as a percentage of revenue in the current quarter and year to date compared with the corresponding periods in 2015 reflects the impact of lower margins related to the Concordia International business segment, offset in part by higher margins associated with certain products included in the Concordia North America business segment.

Operating expenses for the three and nine months ended September 30, 2016 increased by $54.0 million, or 134%, and $772.8 million, or 732%, respectively, compared with the corresponding periods in 2015. Operating expenses were higher in both periods due to the increased size and scale of the Company's business after the completion of the acquisition of the Covis Portfolio and the acquisition of the Concordia International segment. Operating expenses were significantly higher in the nine months ended September 30, 2016 due to the impairment recorded during the second quarter of 2016 of $567.1 million.

General and administrative expenses reflect costs related to salaries and benefits, professional and consulting fees, ongoing public company costs, travel, facility leases and other administrative expenditures. General and administrative expenses for the three and nine months ended September 30, 2016 increased by $8.7 million, or 154%, and $24.9 million, or 138%, respectively, compared with the corresponding periods in 2015. The increases are reflective of the increased size and scale of the Company’s business. General and administrative expenses for the quarter and year to date as a percentage of revenue were 8% and 7%, respectively, compared with 6% and 9% in the corresponding periods in 2015.

Selling and marketing expenses reflect costs incurred by the Company for the marketing, promotion and sale of the Company’s broad portfolio of products across the Concordia North America, Concordia International and Orphan Drugs segments. Selling and marketing costs for the three and nine months ended September 30, 2016 increased by $5.5 million, or 98%, and $25.4 million, or 203%, respectively, compared with the corresponding periods in 2015. These costs have increased due to the expansion of Concordia’s product portfolio from 6 core products in the first quarter of 2015 to over 200 products and the related selling and marketing efforts mainly in the Concordia North America and Concordia International segments.

Research and development expenses reflect non-capitalized costs for clinical trial activities, product development, professional and consulting fees and services associated with the activities of the medical, clinical and scientific affairs, quality assurance costs, regulatory compliance and drug safety costs (Pharmacovigilence) of the Company. Research and development costs for the three and nine months ended September 30, 2016 increased by $6.3 million, or 271%, and $19.0 million, or 233%, respectively, compared with the corresponding periods in 2015. This is due to costs incurred in the Concordia International segment for product expansion efforts and the costs associated with the Concordia North America segment.

Operating income (loss) from continuing operations for the three months ended September 30, 2016 reflects the increase in gross profit from the Concordia International segment, partially offset by the decrease in gross profit from the Concordia North America segment and an increase in operating expenses compared with 2015 as a result of the increased size and scale of the Company's business.
Operating income (loss) from continuing operations for the nine months ended September 30, 2016 reflects the increase in operating expenses compared with 2015 as a result of the impairment charge recorded during the second quarter of 2016 and costs associated with the increased size and scale of the Company’s business, partially offset by the increased gross profit from the Concordia International segment and the Covis Portfolio.
The net loss from continuing operations for the three and nine months ended September 30, 2016 was $75.1 million and $650.3 million, respectively and earnings per share loss was $1.47 per share and $12.75 per share for the three and nine months ended September 30, 2016. Significant drivers of the net loss are total foreign exchange losses of $55.7 million, an impairment charge of $567.1 million recorded during the second quarter of 2016 and result after deducting certain other significant cash and non-cash expenses which include, but are not limited to, amortization expense, interest expense and deferred financing accretion expense.

Adjusted EBITDA for the three and nine months ended September 30, 2016 increased by $33.1 million or 46% and $242.1 million or 166%, respectively, compared with the corresponding periods in 2015. The increase is due to results from the Concordia International segment which were not included in the comparative period and the Covis Portfolio included in the comparative period since April 21, 2015.

As of September 30, 2016 the Company had cash of $162.6 million and had up to $200 million available from a secured revolving credit facility, which available amount is subject to compliance with certain incurrence covenants under the Company's debt agreements. The Company has not drawn upon the $200 million revolving credit facility, and it is currently not subject to any financial maintenance covenants which apply only when the aggregate principal amount of certain outstanding loans under the Company's credit agreement are greater than 30% of the aggregate amount of the available revolving facility.

The Company has an improved liquidity position after the end of the third quarter with cash and cash equivalents of $492.6 million, which includes approximately $330 million of net cash received3 on October 13, 2016 in connection with the closing of the senior secured note offering.

Cash flows from continuing operations for the nine months ended September 30, 2016 were $309.8 million. The Company's business continues to generate sustained cash flows from operating activities. The Company intends to use cash on hand and cash flows generated from operating activities to settle debt and other obligations as they become due, to fund future acquisitions and continue to fund the launch of pipeline products.

As at September 30, 2016 and November 7, 2016, the Company had 51,017,004 common shares issued and outstanding.

Conference Call Notification
The Company will hold a conference call on Monday November 7, 2016, at 8:30 a.m. ET, hosted by senior management. A question-and-answer session will follow the corporate update.

CONFERENCE CALL DETAILS
DATE:	Monday, November 7, 2016
TIME:	8:30 a.m. ET
DIAL-IN NUMBER:	(647) 427-7450 or (888) 231-8191
TAPED REPLAY:	(416) 849-0833 or (855) 859-2056
REFERENCE NUMBER:	4801308
This call is being webcast and can be accessed by going to:
http://event.on24.com/r.htm?e=1294639&s=1&k=395B0457ED01AA9F6D4C2668EA9D31B9
An archived replay of the webcast will be available by clicking the link above.

About Concordia
Concordia is a diverse, international specialty pharmaceutical company focused on generic and legacy pharmaceutical products and orphan drugs. Concordia has an international footprint with sales in more than 100 countries, and has a diversified portfolio of more than 200 established, off-patent molecules that make up more than 1,300 SKUs. Concordia also markets orphan drugs through its Orphan Drugs segment, consisting of Photofrin® for the treatment of certain rare forms of cancer, which is undergoing testing for potential new indications.

Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.

Non-IFRS Measures
This press release makes reference to certain measures that are not recognized measures under International Financial Reporting Standards (“IFRS”). These non-IFRS measures do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company’s financial information reported under IFRS. Management uses non-IFRS measures such as EBITDA, adjusted EBITDA, adjusted gross profit, adjusted net income and adjusted earnings per share to provide a supplemental measure of operating performance and thus highlight trends in the core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service, capital expenditure, and working capital requirements. Readers are cautioned that the non-IFRS measures contained herein may not be appropriate for any other purpose.
During the second quarter of 2016, the Company amended its definition of adjusted EBITDA and adjusted net income to adjust for costs associated with legal settlements (net of insurance recoveries, where applicable) and related legal costs. Management believes that these costs should be adjusted to provide analysts, investors and other interested parties with results reflecting the core business. This amendment had no impact on previously issued Non-GAAP measures as these expenses did not exist in previous periods for the Company.
As used herein, adjusted earnings per share is defined as adjusted net income divided by the weighted average number of fully diluted shares outstanding. Adjusted net income is defined as net income (loss) adjusted for certain charges including costs associated with acquisitions, restructuring, and other related costs, initial exchange listing expenses on the NASDAQ, non-operating gains/losses, integration costs, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation, change in fair value of purchase consideration, impairment loss, fair value increases to inventory arising from purchased inventory from a business combination, gains / losses from the sale of assets, unrealized gains / losses related to foreign exchange, non-cash accretion expense and the tax impact of the above items. Management believes Adjusted EPS is an important measure of operating performance and cash flow, and provides useful information to investors.
EBITDA is defined as net income / (loss) adjusted for net interest and accretion expense, income tax expense, depreciation and amortization. Management uses EBITDA to assess the Company’s operating performance.

Adjusted EBITDA is defined as EBITDA adjusted for certain charges including costs associated with acquisitions, restructuring, and other related costs, initial exchange listing expenses on the NASDAQ, non-operating gains/losses, integration costs, legal settlements (net of insurance recoveries, where applicable) and related legal costs, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation, change in fair value of purchase consideration, impairment loss, fair value increases to inventory arising from purchased inventory from a business combination, gains / losses from the sale of assets and unrealized gains / losses related to foreign exchange. Management uses Adjusted EBITDA as the key metric in assessing business performance when comparing actual results to budgets and forecasts. Management believes Adjusted EBITDA is an important measure of operating performance and cash flow, and provides useful information to investors because it highlights trends in the underlying business that may not otherwise be apparent when relying solely on IFRS measures.

As used herein, adjusted gross profit is defined as gross profit adjusted for non-cash fair value increases to cost of acquired inventory from a business combination. Under IFRS, acquired inventory is required to be written-up to fair value at the date of acquisition. As this inventory is sold the fair value adjustment represents a non-cash cost of sale amount that has been excluded in adjusted gross profit in order to normalize gross profit for this non-cash component.

The table below sets forth the reconciliation of net income (loss) to EBITDA and to adjusted EBITDA for the quarters and nine months ended September 30, 2016 and 2015:

For the periods ended ($000’s)	Three months ended September 30, 2016	Three months ended September 30, 2015	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Net income (loss) from continuing operations	($75,147)	$1,535	($650,332)	$2,069
Interest and accretion	$72,352	$36,507	$208,948	$63,847
Interest income	($5,043)	—	($5,043)	—
Income tax (recovery) expense	($5,192)	$1,072	($11,791)	$2,433
Depreciation	$528	$33	$1,427	$105
Amortization of intangible assets	$42,715	$14,260	$141,671	$34,180
EBITDA from continuing operations	$30,213	$53,407	($315,120)	$102,634
Fair value adjustment to acquired inventory	$1,506	—	$21,018	—
Acquisition related, restructuring and other	$4,251	$6,652	$15,659	$19,608
Share-based compensation	$10,069	$5,259	$27,315	$10,231
Exchange listing expenses	—	$326	—	$900
Change in fair value of purchase consideration	($323)	$287	$14,290	$1,904
Impairment	$3,062	—	$570,138	—
Foreign exchange gain	($3,489)	($42)	($5,029)	($324)
Unrealized foreign exchange loss (gain)	$59,155	—	$45,902	—
Realized loss on foreign exchange forward contract	—	—	—	$5,126
Unrealized loss on foreign exchange forward contract	—	$5,487	—	$5,487
Legal settlements and related legal costs	—	—	$13,463	—
Adjusted EBITDA from continuing operations	$104,444	$71,376	$387,636	$145,566

The table below sets forth the reconciliation of net income (loss) to adjusted net income and adjusted earnings per share for the quarters ended September 30, 2016 and September 30, 2015:

For the quarters ended ($000s, except for share and per share amounts)	September 30, 2016	September 30, 2015
Weighted average number of fully diluted shares	51,862,590	35,248,353
Net income (loss) from continuing operations	($75,147)	$1,535
Adjustments:
Fair value adjustment to acquired inventory	$1,506	—
Share-based compensation	$10,069	$5,259
Exchange listing costs	—	$326
Acquisition related, restructuring and other	$4,251	$6,652
Depreciation	$528	$33
Amortization of intangible assets	$42,715	$14,260
Change in fair value of purchase consideration	($323)	$287
Impairment	$3,062	—
Foreign exchange losses (gain)	$55,666	($42)
Unrealized loss on foreign exchange forward contract	—	$5,487
Interest accretion	$7,348	$16,251
Legal settlement and related legal cost	—	—
Tax adjustments[4]	($14,047)	($1,885)
Adjusted net income, continuing operations	$35,628	$48,163
Adjusted earnings per share, continuing operations	$0.69	$1.37

Notice regarding future-oriented financial information:
To the extent any forward-looking statements or forward-looking information in this press release constitutes future-oriented financial information or financial outlooks within the meaning of securities laws, such information is being provided to demonstrate the potential financial performance of Concordia and readers are cautioned that this information may not be appropriate for any other purpose and that they should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward-looking statements and forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out below under “Notice regarding forward-looking statements”.
Notice regarding forward-looking statements:
This press release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, statements with respect to Concordia’s financial performance (including the performance of its International segment), the ability of Concordia to execute and deliver on business plans, the ability to drive long-term shareholder value, the implementation of actions to manage competitive challenges, the Company taking actions to rebuild value for stakeholders (and the ability of Concordia to rebuild value for its stakeholders), Concordia’s ability to service its debt obligations and meet its earn-out obligations in 2016 and beyond, optimism about Concordia’s future, the growth of Concordia and the rate of revenue growth, the sources of revenue growth, organic growth and the sources thereof, rate of organic revenue growth, the stability of Concordia’s business (including, without limitation, with respect to its business in certain jurisdictions), the diversification of the Company’s geographic and therapeutic platform, product lines and/or sales channels, Concordia’s ability to expand globally, the number of product launches over the next three years, the intention to launch products, success of product launches, Concordia’s international pipeline of products, Concordia’s revenue by geography, expected debt levels and leverage, free cash flows, Concordia’s debt structure (including its flexibility) and the ability to pay down debt, expected sources of funds (including expected levels of cash on hand and the ability to draw on the Company’s revolving facility), future growth of the Company (including, without limitation, the Company’s expansion globally), the ability to pay certain earn-out obligations of Concordia, the ability to use the Company’s expected cash flow to pay certain future obligations (including, without limitation, earn-out and debt obligations), success of product launches, concentration of Concordia’s business, including, without limitation, revenue from U.S. government reimbursement, cash on hand after satisfying obligations during 2016, the performance of Concordia’s products and segments, the revenue-generating capabilities and/or potential of Concordia’s assets, Concordia’s financial strength, the ability of Concordia’s products and/or business divisions to generate a stable revenue stream for the development of products and/or acquisition opportunities, the continued and/or expected profitability of Concordia’s products and/or services, the sales and/or demand for Concordia’s products, the deployment of cash towards long-term value creating initiatives or debt repayment (including to fund future acquisitions and the launch of pipeline products, and settle debt and other obligations as they become due), the expansion into new indications and new markets for Concordia’s existing and/or future products, Concordia’s ability to evaluate growth opportunities on a global scale (and the availability of such opportunities), the ability to expand existing sales of Concordia’s products in certain markets, market opportunities for Concordia’s products, Concordia’s ability to provide patients with safe and efficacious medicines, the safety and efficacy of Concordia’s products, the ability to obtain necessary approvals, the approval and development of Photofrin® as a new treatment for certain forms of cancer, the ability of Photofrin® to combat certain forms of cancer, enrollment of patients into clinical trials, the outcomes and success of clinical trials, the adoption of Photofrin® in certain geographic regions and other factors. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to Concordia’s securities, risks associated with developing new product indications, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations (including, without limitation, earn out obligations), risks associated with Concordia’s outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia’s products to treat certain diseases, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, risks relating to distribution arrangements, possible failure to realize the anticipated benefits of acquisitions and/or product launches (including the product launches described herein), risks associated with the integration of assets and businesses into Concordia’s business, product launches (including, without limitation, unsuccessful product launches), the inability to launch products, the fact that historical and projected financial information may not be representative of Concordia’s future results, the failure to obtain regulatory approvals (including, without limitation, with respect to Photofrin® as a new treatment for certain forms of cancer), economic factors, market conditions, acquisition opportunities, risks associated with the acquisition and/or launch of pharmaceutical products (including the product launches described herein), risks regarding clinical trials and/or patient enrollment into clinical trials, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia’s niche, hard-to-make products and Concordia’s key products in its International and North America segments (including the competitive pressures on some of the products described herein)), general economic and stock market conditions, risks associated with the United Kingdom’s exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks associated with regulatory investigations (including investigations by competition authorities with respect to the Company’s operations), risks related to the introduction of new legislation, or amendments to existing legislation, in the jurisdictions in which Concordia carries on business, risks related to patent infringement actions, the loss of intellectual property rights, risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.
1Management uses non-IFRS measures such as EBITDA, adjusted EBITDA, adjusted net income, adjusted gross profit, net debt/EBITDA and adjusted earnings per share to provide a supplemental measure of operating performance. Please refer to the “Non-IFRS Measures” section of this press release for further information.
2On a constant currency basis, excludes the impact of foreign exchange fluctuations between GBP/USD during the third quarter of 2016.
3 Net cash proceeds from senior secured note offering of $350 million less estimated expenses of approximately $20 million.

4 The Company has included in tax adjustments the current and deferred income taxes presented in the consolidated statements of income (loss) to the extent that these relate to adjustments made to net income (loss) from continuing operations. The income taxes presented in the consolidated statements of income (loss), after including the tax adjustments, represents the Company’s estimate of the income taxes in respect of adjusted net income (“Tax on Adjusted Net Income”).  Tax on Adjusted Net Income does not represent the Company’s expectation of its current cash income tax obligations as such obligations are further impacted by: (i) the tax impact of certain adjustments made to net income (loss) from continuing operations but which do impact current cash income tax obligations, e.g., the tax impact of adjustments for stock based compensation, depreciation and amortization; and (ii) when such income tax obligations are required to be paid, which is a function of the laws applicable in the jurisdiction to which the payment is due.

For more information please contact:
Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com